Exhibit 1.01
Sequenom, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

This report has been prepared by Sequenom management and the information includes the activities as used in this report, the words “we,” “us,” “our,” the “Company,” and “Sequenom” refer to Sequenom, Inc. and its wholly-owned subsidiaries.

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that an audit is only required when a registrant represents that its products are “DRC conflict free” in 2013 or 2014. We do not represent that our materials are conflict free, therefore this CMR is not subject to an independent private sector audit.

Company Overview
Sequenom is a life sciences company committed to improving healthcare by providing revolutionary genomic and genetic analysis solutions for the molecular diagnostic and clinical research markets. We develop and commercialize innovative molecular diagnostics testing services that target and serve molecular diagnostics markets, and also develop and commercialize research use genetic analysis products and services that target and serve discovery and clinical research markets. We offer our services and products in the United States and globally with international emphasis in countries in the European and Asia-Pacific regions. We conduct our business through our two operating segments, Sequenom Laboratories and Sequenom Bioscience.

Segment Overview
Sequenom Laboratories provides molecular based, laboratory developed tests, or LDTs, with a focus principally on prenatal diseases and conditions and ophthalmological diseases and conditions. This segment does not manufacture products and is not required to report on conflict minerals.

Sequenom Bioscience provides technology and research use only tools (the MassARRAY System platform, chip and reagent consumables, software and biomarker assay panels) for genetic analysis and applications in translational research, clinical research, pharmacogenomics, oncology, and agricultural genomics. Sequenom Bioscience's proprietary research use only MassARRAY System is a high-performance MALDI-TOF mass spectrometry-based DNA analysis platform that delivers reliable and specific data from biological samples and from genetic target material that is only available in trace amounts.

Summary of Due Diligence Performed
Led by Carolyn Beaver, our Vice President and Chief Accounting Officer, our management created a conflict minerals compliance team comprised of subject matter experts from relevant functions such as, purchasing, manufacturing and accounting. The team is responsible for implementing our conflict minerals compliance strategy and senior management and the audit committee of our board of directors was briefed on the status of the team's efforts on a regular basis.

Sequenom’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to Sequenom’s affected suppliers.  Sequenom as a purchaser is many steps removed from the mining of the conflict minerals.  Furthermore, Sequenom does not buy raw ore or unrefined conflict minerals or make purchases from the Covered Countries.   The origin of the conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives.  The smelters and refiners are the consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

The team's analysis of our products found that the SEC defined conflict minerals can be found in Sequenom’s Bioscience products. Therefore, the Bioscience products that we manufacture are subject to the reporting obligations of Rule 13p-1.

The following is a summary of the team’s due diligence procedures:
The team reviewed the goods that we manufacture and identified 4 groupings of items that could contain conflict minerals:
◦Systems
◦Chips
◦Resin
◦Pin Sets

Upon further review of the group of goods noted above, the team identified more specific items that contain or potentially could contain conflict materials. These items include:
◦Resin
◦Stage Assemblies
◦Nanodispenser
◦Chips
◦Pin Sets
◦Circuit Card Assemblies
◦Cables
◦Pumps
◦Computers
◦Digitizer Card
◦Slides Actuators

Following the determination that conflict minerals can be found in Sequenom’s Bioscience products, the team conducted a good faith and reasonable country of origin inquiry regarding those conflict minerals that was designed to determine whether any of the conflict minerals originated in a Covered Country. This inquiry required the team to identify suppliers for the goods listed above. In order to identify the country of origin we relied on our suppliers to provide this information. The team sent to all applicable suppliers a request that they determine the country of origin of the conflict minerals in the identified product. Our suppliers responded that they were not able to determine whether the identified products are from a covered country.

Design of Our Due Diligence Program
Our due diligence measures have been designed under the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Conflict Minerals Status and Conclusion
Tracing materials back to their mine of origin is a complex endeavor but an important aspect of responsible sourcing. Sequenom looks to industry guidelines to help establish our conflict mineral compliance programs. Due to the breadth and complexity of our supply chain we expect this process will take time for all of our suppliers to verify the country of origin of conflict minerals in our supply chain.